Troutman Sanders LLP
600 Peachtree Street NE, Suite 3000
Atlanta, GA 30308-2216

troutman.com

Paul Davis Fancher
paul.fancher@troutman.com
D 404.885.3310

March 8, 2018

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549
Attn:    Michael Volley

Re:	Atlanticus Holdings Corporation Form 10-K for the Fiscal Year Ended December 31, 2016 Response Dated February 1, 2018 File No. 000-53717

Dear Mr. Volley:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) set forth in your letter dated February 23, 2018 (the “Comment Letter”) to William R. McCamey, Chief Financial Officer of Atlanticus Holdings Corporation (the “Company”), with respect to the above-referenced SEC filing.

We are authorized by the Company to provide the responses contained in this letter on its behalf. The terms “we,” “us,” and “our” in the responses refer to the Company. For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Michael Volley
March 8, 2018

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Definitions of Financial Operating and Statistical Measures, page 28

1.
We note your response to comment 2. We note you provide calculations for the Total Yield Ratio, Combined Gross Charge-off Ratio and the Adjusted Charge-off Ratio for the Credit and Other Investments segment. Please confirm the ratios for the Auto Finance segment are calculated in the same manner.

Company Response:

The Total Yield Ratio and the Combined Gross Charge-off Ratio for the Auto Finance segment are calculated in a similar manner to the corresponding ratios for the Credit and Other Investments segment. The Auto Finance segment does not own any receivables that are accounted for under the fair value method or any receivables that are held within non-consolidated equity method investees. As such, there are no material differences between GAAP presentation and managed presentation of the ratios for the Auto Finance segment. We do not present an Adjusted Charge-off Ratio for the Auto Finance segment.

The final ratio provided for the Auto Finance segment—the Recovery Ratio—is also calculated using the recovery dollars (as disclosed in Note 2 "Significant Accounting Policies and Consolidated Financial Statement Components – Loans and Fees Receivable") divided by average managed receivables.

2.
We note your response to comment 2. Please provide us a quantitative reconciliation of GAAP average receivables to managed receivables for the same periods provided in your response. Please clearly describe the nature of each adjustment and the reasons why the adjustment is relevant and useful.

Company Response:

There are two differences between GAAP quarterly average managed receivables and monthly average managed receivables for our Credit and Other Investments segment. First, given that we provide GAAP financial statements on a quarterly basis, GAAP quarterly average managed receivables must be calculated on a quarterly basis. In the past, we have calculated average managed receivables on a monthly basis. Second, in our average managed receivables calculation, we included those receivables underlying our fair value portfolios and our ownership interests in receivables that are included in non-consolidated entities.

Below is a quantitative reconciliation of GAAP quarterly average managed receivables to monthly average managed receivables for the periods presented:

Michael Volley
March 8, 2018

Quarter ended (in millions)	12/31/2016	9/30/2016	6/30/2016	3/30/2016	12/31/2015	9/30/2015	6/30/2015	3/30/2015
GAAP quarterly average managed receivables	$201.9	$177.1	$138.4	$108.4	$99.8	$85.9	$71.6	$68.9
Difference between monthly average managed receivables calculation and quarterly average receivables calculation	$0.9	$4.8	$9.0	$(2.3)	$(0.6)	$(4.1)	$(6.2)	$(7.0)
Monthly average managed receivables held on books	$202.8	$181.9	$147.4	$106.1	$99.2	$81.8	$65.4	$61.9
Monthly average loans and fees receivable held at fair value or within a non-consolidated entity	$33.3	$35.1	$40.7	$46.7	$53.8	$62.1	$74.0	$84.9
Monthly average managed receivables (as previously disclosed)	$236.1	$217.0	$188.1	$152.8	$153.0	$143.9	$139.4	$146.8

As shown in the table above, the impact of receivables accounted for at fair value and for our ownership in receivables associated with non-consolidated entities has diminished over time and is now less relevant to our ongoing and growing operations. As such, and in order to simplify the calculation going forward, in future filings we plan to calculate average managed receivables in accordance with GAAP on a quarterly basis. This will exclude receivables accounted for at fair value and associated with our ownership in receivables of non-consolidated entities. Further, to the extent the performance of these receivables is included in any of (i) Changes in fair value of loans and fees receivable recorded at fair value, (ii) Changes in fair value of notes payable associated with structured financings recorded at fair value (both found in Note 2 "Significant Accounting Policies and Consolidated Financial Statement Components – Fees and Related Income on Earning Assets") or (iii) Net recovery of charge off of loans and fees receivable recorded at fair value on the face of the Consolidated Statements of Operations, we plan to exclude this performance in the calculation of our Total Yield Ratio and Combined Gross Charge-off Ratio in future filings. We will no longer disclose the Adjusted Charge-off Ratio (where relevant) as the gap between the Combined Gross Charge-off ratio and Adjusted Charge-off Ratio has narrowed with the diminution of the fair value portfolios to a non-meaningful level. We plan to utilize these revised calculations for both our Credit and Other Investments segment and our Auto Finance segment, though, as noted in the response to comment 1 above, this is not meaningful to the calculations of these ratios in our Auto Finance segment. If we revise the calculation of these financial measures to include non-GAAP data or provide adjustments to these financial measures in future SEC filings, we will include the disclosures required by Regulation G and Item 10 of Regulation S-K.

3.
We note your calculation of the Total Yield Ratio in response to comment 2. Please tell us how you considered whether your adjustment to include your economic share of (or equity interest in) the receivables you manage for your equity-method investees represents an individually tailored recognition and measurement method that could violate Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance.

Company Response:

Michael Volley
March 8, 2018

See the response to comment number 2 above.

4.
We note your response to comment 2 and that you include the gain on the repurchase of convertible senior notes in your calculation of the Total Yield Ratio. Please tell us why you believe this gain is relevant to measuring the underlying performance of your receivables.

Company Response:

See the response to comment number 2 above. In future filings, we plan to exclude the impact of any gain or loss on convertible note repurchases from the calculation of Total Yield Ratio.

5.
We note your calculation of the Combined Gross Charge-off Ratio in response to comment 2. Please provide us the calculation with the amount of net charge-offs associated with receivables accounted for at fair value presented separately from the net charge-offs associated with non-consolidated subsidiaries. In addition please tell us how you considered whether your adjustment to include the net charge-offs from non-consolidated subsidiaries represents an individually tailored recognition and measurement method that could violate Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance.

Company Response:

The table below provides the calculation of the Combined Gross Charge-off Ratio, with the amount of net charge-offs associated with receivables accounted for at fair value and the net charge-offs associated with non-consolidated subsidiaries presented separately:

(dollars in millions)	12/31/2016	9/30/2016	6/30/2016	3/30/2016	12/31/2015	9/30/2015	6/30/2015	3/30/2015
Charge-offs, net of recoveries (Note 2 "Significant Accounting Policies and Consolidated Financial Statement Components – Loans and Fees Receivable")	$11.5	$6.5	$5.9	$5.8	$6.1	$4.9	$5	$7.4
Net charge-offs associated with receivables accounted for at fair value, net of recoveries	$0.9	$0.6	$0.9	$1.0	$0.1	$2.6	$0.8	$1.0
Net charge-offs associated with non-consolidated subsidiaries, net of recoveries	$0.1	$0.1	$0.2	$0.2	$0.2	$0.3	$0.3	$0.4
Combined Gross Charge-Offs	$12.5	$7.2	$7	$7	$6.4	$7.8	$6.1	$8.8
Average managed receivables	$236.1	$217.0	$188.1	$152.8	$153.0	$143.9	$139.4	$146.8
Combined Gross Charge-Off Ratio (annualized)	21.1%	13.3%	14.9%	18.2%	16.8%	21.5%	17.4%	23.8%

See the response to comment number 2 above.

Michael Volley
March 8, 2018

6.
We note your calculation of the Adjusted Charge-off Ratio in response to comment 2 and that the starting point is net principal charge-offs which is a subset of combined gross charge-offs. Please clarify for us if there are any other significant differences between the gross charge-offs and the net principal charge-offs, other than the amount of finance charges and fees that are charged-off. In addition please clarify for us what the discount accretion represents and why it is relevant to reduce the amount of charge-offs in your calculation.

Company Response:

We confirm that the only difference between net principal charge-offs and combined gross charge-offs is finance and fee charge-offs. The discount accretion that is applied when calculating the Adjusted Charge-off Ratio relates to a portion of the difference between the face value of receivables acquired in a portfolio acquisition and the purchase price at the time of acquisition. Prior to 2008, we frequently purchased credit card receivables portfolios at substantial discounts. In our managed basis statistical data, we applied a portion of these discounts against receivables acquired for which charge off is considered likely, including accounts in late stages of delinquency at the date of acquisition; this portion is measured based on our acquisition date estimate of the shortfall of cash flows expected to be collected on the acquired portfolios relative to the face amount of receivables represented within the acquired portfolios.

Additionally, see response to comment number 2 above. Specifically, we do not plan to include the Adjusted Charge-Off Ratio in future filings as we believe the difference between the Combined Gross Charge-off Ratio and the Adjusted Charge-Off Ratio is not as material as it was in past periods, which included significant receivables related to historical credit card portfolio acquisitions, particularly those for which we had substantial discounts offsetting charge-offs.

7.	Please tell us why you do not believe GAAP charge-off ratio is a comparable measure for your Combined Gross Charge-off Ratio and your Adjusted Charge-off Ratio.

Company Response:

See response to comment numbers 2 and 6 above.

8.
Please tell us and revise future filings to describe how interest is measured and where it is reported in the income statement for items for which the fair value option has been elected. Refer to ASC 825-10-50-30 for guidance.

Company Response:

For each period that we present an income statement and balance sheet, we remeasure assets and liabilities for which we elected the fair value option using updated assumptions appropriate at such period end.  The impacts of the remeasurement are all recorded within Fees and Related Income on Earning Assets–Changes in fair value of loans and fees receivable recorded at fair value and Fees and Related Income on Earning Assets–Changes in fair value of notes payable associated with structured financings recorded at fair value, which are included in Note 2 "Significant Accounting Policies and Consolidated Financial Statement Components-Revenue Recognition–Fees and Related Income on Earning Assets".

Michael Volley
March 8, 2018

Each period, interest is earned on assets for which the fair value option was elected in accordance with the underlying consumer agreements.  We recognize this interest in the period it is earned, which coincides with the time it is charged to the customer’s account.  This interest income is recorded as Interest income–Consumer loans, including past due fees in our Consolidated Statements of Operations.

Correspondingly, we incur interest expense on those notes payable for which the fair value option was elected.  This interest expense underlying our notes payable associated with structured financings, at fair value is recorded in Interest expense in our Consolidated Statements of Operations.

In future filings, we will provide additional disclosure (i) describing the measurement of interest related to assets and notes payable for which the fair value option was elected and (ii) indicating where these are included in our Consolidated Statements of Operations.

* * * * *
The Company appreciates the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call me at (404) 885-3310 or Brink Dickerson at (404) 885-3822.

Sincerely,
/s/Paul Davis Fancher
Paul Davis Fancher

cc:    William R. McCamey (Atlanticus Holdings Corporation)
Mitchell C. Saunders (Atlanticus Holdings Corporation)
W. Brinkley Dickerson (Troutman Sanders LLP)